James E. Braun Executive Vice President and Chief Financial Officer 2 Houston Center, 909 Fannin St, Suite 3100 Houston, TX 77010 Phone: 832-308-2845 E-mail: jim.braun@mrcglobal.com

July 26, 2013

Rufus Decker

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C 20549

Re:	MRC Global Inc.
Form 10-K for the Year ended December 31, 2012
Filed February 22, 2013
Response Letter dated June 27, 2013
File No. 1-35479

Dear Mr. Decker:

This letter sets forth the response of MRC Global Inc. (the “Company” or “MRC”) to the comment letter, dated July 11, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to MRC’s Form 10-K for the fiscal year ended December 31, 2012, filed on February 22, 2013 and the response letter dated June 27, 2013. In order to facilitate your review, we have repeated the comment in its entirety followed by the Company’s response.

Where we indicate below that the Company will provide additional disclosure in future filings, such disclosure will be included, as appropriate, in subsequent Forms 10-K. In the sample disclosures below, we revised the information included in our 2012 Form 10-K disclosure to reflect how it would have appeared, on a revised basis. Any sample disclosure that will be added in response to the Staff’s comments is set forth in bold type.

Item 15. Exhibits and Financial Statement Schedules, page 66

Note 1 – Significant Accounting Policies, page F-9

Insurance, page F-11

1.	We have reviewed your response to prior comment four from our letter dated June 13, 2013. Please quantify in future filings your excess loss limits for your deductible/retention programs as they relate to insurance for property, stock throughput inventory, workers’ compensation, automobile liability, asbestos claims, general liability claims (including, among others, certain product liability claims for property damage, death or injury) and employee healthcare. Please show us in your supplemental response what the revisions will look like.

Response:

The Company has considered the Staff’s comments regarding the disclosure of our excess loss limits associated with each risk for which we maintain deductible/retention programs. In future filings, the disclosure in our Form 10-K will be revised as follows:

Insurance: We are self-insured for physical damage to automobiles owned, leased or rented by MRC, product warranty and recall and ocean cargo shipments. In addition, we maintain deductible/retention programs as they relate to insurance for property, stock throughput inventory, workers’ compensation, automobile liability, asbestos claims, general liability claims (including, among others, certain product liability claims for property damage, death or injury) and employee healthcare. These programs have deductibles ranging from $0.1 million to $1.0 million and are secured by various letters of credit totaling $5.6 million. Our estimated liability and related expenses for claims are based in part upon estimates provided by insurance carriers, third-party administrators, and actuaries. Insurance reserves are deemed by us to be sufficient to cover outstanding claims, including those incurred but not reported as of the estimation date. Further, we maintain a commercially reasonable umbrella/excess policy that covers liabilities in excess of the primary limits. We do not have excess coverage for physical damage to automobiles owned, leased or rented by MRC, product warranty and recall and ocean cargo shipments. Our accrued liabilities related to all deductibles/retentions under insurance programs (other than employee healthcare) were $5.9 and $5.7 million as of December 31, 2012 and 2011, respectively. In the area of employee healthcare, we have a commercially reasonable excess stop loss protection on a per person per year basis. Reserves for self-insurance accrued liabilities for employee healthcare were $4.0 million and $2.8 million as of December 31, 2012 and 2011, respectively.

Should you have any questions or comments with respect to this filing, please call me at (832) 308-2845 or our Chief Accounting Officer, Elton Bond at (304) 348-5238.

Sincerely,

/s/ James E. Braun
James E. Braun
Executive Vice President and Chief Financial Officer MRC Global Inc.